UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
The Cut Buddy LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> North Carolina
>
> *Date of organization*
> August 28, 2017

Physical address of issuer
760 Redgate Road, Pittsboro, NC 27312

Website of issuer
https://thecutbuddy.com/

Name of intermediary through which the Offering will be conducted
Seed At The Table

CIK number of intermediary
0001808131

SEC file number of intermediary
007-230

CRD number, if applicable, of intermediary
309331

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
5% commission plus 2% SAFE Equity for a total of 7%

Name of qualified third party "Escrow Agent" which the Offering will utilize
Fund America

Type of security offered
Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
500

Price (or method for determining price)
$100.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
April 15, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 15, 2021

FORM C

Up to $1,070,000.00

The Cut Buddy LLC



Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by The Cut Buddy LLC, a North Carolina Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities").
Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind itsits offer to sell the Securities at any time and for any reason.

The Offering is being made through Seed At The Table (the "Intermediary"). The Intermediary will be entitled to receive 5% commission plus 2% SAFE Equity for a total of 7% related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)　　　This excludes fees to the Company's advisors, such as attorneys and accountants.

(2)　　　Seed At The Table will receive 5% commission plus 2% SAFE Equity for a total of 7% in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://thecutbuddy.com/ no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 15, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF

REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

FUND AMERICA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://thecutbuddy.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

The Cut Buddy LLC (the "Company") is a North Carolina Limited Liability Company, formed on August 28, 2017.

The Company is located at 760 Redgate Road, Pittsboro, NC 27312.

The Company's website is https://thecutbuddy.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Cut Buddy's mission is to make haircuts and grooming easier for all customers. The Cut Buddy sells tools to make personal grooming affordable while also giving users the confidence and ability to do it themselves.

The Offering

Minimum amount of Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	500
Total Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	500
Maximum amount of Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity)	10,700
Total Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	10,700
Purchase price per Security	$100.00
Minimum investment amount per investor	$100.00
Offering deadline	April 15, 2022
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 21 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our grooming products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved grooming products and thus may be better equipped than us to develop and commercialize grooming products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our grooming products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Joshua Esnard who are Founder and CEO of the Company. The Company has or intends to enter into employment agreements with Joshua Esnard although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Joshua Esnard or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Joshua Esnard in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Joshua Esnard die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.

The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.

Due to the nature of the discount rate of the Crowd Safe, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. In a liquidity event in which the value of an Investor's stake is determined by the discount method (that being situations where applying the Valuation Cap results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an example, a $1,000-dollar investment in Crowd Safe units of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons,

including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Risks Related to the Securities

The Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity). Because the Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 73.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under North Carolina law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time

as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Our organizational documents and North Carolina law contain provisions that could have the effect of delaying, preventing or rendering more difficult an acquisition of the Company if such acquisition is deemed undesirable by the Company's board of directors.
Our organizational documents include provisions that could prevent or deter a potential sale or acquisition of the Company. In addition, these provisions, alone or together, could delay or prevent unsolicited takeovers and changes in control or changes in the Company's management. As a North Carolina corporation, the Company is also subject to provisions of North Carolina law, which prevents some shareholders holding more than 1% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of the Company's outstanding common stock. Any provision of our organizational documents or North Carolina law that has the effect of delaying or deterring a change in control could limit the opportunity for the Company's shareholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for the Company's common stock. Please see the section of this Form C entitled "The Offering and the Securities--The Securities" for more detailed information on these provisions.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a

majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER

FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Cut Buddy's mission is to make haircuts and grooming easier for all customers. The Cut Buddy sells tools to make personal grooming affordable while also giving users the confidence and ability to do it themselves.

Business Plan

As a company, The Cut Buddy aims to address the wider issue of creating affordable products and kits that make cutting and styling your own hair easy. Each item will address specific needs for those using the product. We will not simply swap out the model on the box, we will make the product for the need. Our products will include shaping guides, clippers, shavers, trimmers, and other accessories to make a home haircut easy! More information can be found in attached pitchbook.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Hair Grooming Stencil	Allows users to trim and edge their hair without error	men with beards or who want to line their hair
Clipper and Trimmer Kit	35-piece clipper and tripper kit which provides everything needed for at home haircuts	people who are looking to cut/groom hair on their head and/or face
Bald Buddy Rotary Shaver	Rotary Shaver with handle that makes shaving head and/or body easy without worry of nicks and cuts.	people looking to shave their head, face or body bald.

We are constantly researching and developing new varieties of our products, which we think might appeal to our customers. We currently offer 3 varieties of our products and are hoping to expand our offerings to 5 by the end of this year.

The Company sells its products and resells third-party products in most of its major markets directly to consumers and small and medium sized businesses through its retail and online stores and its direct sales force.

Competition

The Company's primary competitors are Wahl, Andis, Conair, Remington, Phillips.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain and Customer Base

Although most components essential to the Company's business are generally available from multiple sources, a number of components are currently obtained from single or limited sources.

The Company's customers are primarily individual consumers, big box retail and haircare-based businesses.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
USD768332S1	Hair grooming guide		April 6, 2015	October 4, 2016	USA
US USD886309S1			December 18, 2017	June 2, 2020	
US10953429 B2		US US10953429 B2 Joshua Esnard Bo Vander Woude Priority 2019-05-03 • Filed 2020-08-02 • Granted 2021-03-23 • Published 2021-03-23	August 2, 2020	March 3, 2021	

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5204322				May 17, 2017	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 760 Redgate Road, Pittsboro, NC 27312

The Company has the following additional addresses:

The Company conducts business in .

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Working Capital	100.00%	$50,000	100.00%	$1,070,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Branding: marketing and social media Manufacturing and inventory Full-time Hire New product development Logistics and fulfillment Physical location/warehouse

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Management discretion. .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Joshua Esnard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Founder September 21 2015- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and manager of The Cut Buddy. running leadership, logisitics and product development Sep 21, 2015 - present

Education

Florida State University, BS

Name

Jason Battle

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO/Partner

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

business development and finances May 1, 2018 -present

Education

Cornell University, BS

Name

Alex Kresovich

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Strategy Officer/Partner September 21, 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

business development and growth strategy

Education

Cornell University, BS University of Georgia , MS University of North Carolina at Chapel Hill, Phd

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in North Carolina and Illinois.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Alex Kresovich	labor	September 21, 2015	
Jason Battle	labor	May 1, 2021	
Josh Esnard	labor	September 21, 2021	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100
Voting Rights	n/a
Anti-Dilution Rights	n/a
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Small Business Administration
Amount outstanding	$195,034.00
Interest rate and payment schedule	3.75% monthly
Amortization schedule	30yrs
Describe any collateral or security	
Maturity date	April 1, 2050
Other material terms	

Type of debt	Bank loan
Name of creditor	Paypal
Amount outstanding	$53,000.00
Interest rate and payment schedule	12.09%, monthly
Amortization schedule	1yr
Describe any collateral or security	
Maturity date	March 1, 2022
Other material terms	

Type of debt	Bank loan
Name of creditor	Amazon
Amount outstanding	$33,000.00
Interest rate and payment schedule	10.99%, monthly
Amortization schedule	monthly
Describe any collateral or security	
Maturity date	March 1, 2022
Other material terms	

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

The Company is broadly held amongst Joshua Esnard, Pima Mbwana, Alex Kresovich and Jason Battle

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Joshua Esnard	73.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following our offering, we do not intend to raise capital again until we enhance our product set offering.

The Company intends to maintain profitability in the next 12 months by the expanding product set.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 10,700 of Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 15, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Fund America until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through Seed At The Table, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.0% of the amount raised

Stock, Warrants and Other Compensation

5% commission plus 2% SAFE Equity for a total of 7%.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) _____ shares of common stock, par value _____ per share, of which _____ common shares will be issued and outstanding, and (ii) _____ shares of preferred stock, par value _____ per share, of which _____ preferred shares will be issued and outstanding .

At the initial closing of this Offering (if the minimum amount is sold), the Company will have membership interests outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing by the Company of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 90.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Anti-Takeover Effects of North Carolina Law and the Company's Organizational Documents

Our organizational documents contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board the power to discourage acquisitions that some shareholders may favor.

Acquire Shares in Company at Discount
Our organizational documents give all shareholders other than the potential acquiror or hostile bidder the right to buy additional shares of the Company at a substantial discount, thereby diluting the potential acquirer's percentage ownership. The purchase rights are triggered when a person announces the purchase, or an intention to buy, an amount of the Company's stock over 15% of the Company's outstanding stock.

Supermajority Provisions
North Carolina law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our organizational documents provide that the affirmative vote of holders of at least 66 2/3% of the voting power of the outstanding shares of common stock will be required to amend or repeal provisions in the organizational documents.

Staggered Board Composition

The Company's current board structure only allows a portion of the board of directors to be up for an election in a given year. This makes it more difficult to replace existing board members with new appointees. Thus, even a new majority shareholder could not vote to replace the entire board in any given year. This mechanism may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

n/a

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE

INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Joshua Esnard
(Signature)

Joshua Esnard
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Joshua Esnard
(Signature)

Joshua Esnard
(Name)

Founder and CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Joshua Esnard, being the founder of The Cut Buddy LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Joshua Esnard
(Signature)

Joshua Esnard
(Name)

Founder and CEO
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



Cut Buddy, LLC (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Cut Buddy, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 14, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	70,307	19,378
Inventory	6,500	28,125
Other	259	-
Total Current Assets	77,066	47,503
TOTAL ASSETS	77,066	47,503
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	-	5,498
Short-Term Debt	6,023	66,417
Total Current Liabilities	6,023	71,915
Long-term Liabilities		
EIDL Loan	217,200	-
Total Long-Term Liabilities	217,200	-
TOTAL LIABILITIES	223,223	71,915
EQUITY		
Member Capital	(146,157)	(24,412)
TOTAL LIABILITIES AND EQUITY	77,066	47,503

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	690,448	527,898
Cost of Revenue	461,360	253,476
Gross Profit	229,088	274,423
Operating Expenses		
Advertising and Marketing	12,651	8,115
General and Administrative	120,420	72,583
Total Operating Expenses	133,071	80,698
Operating Income	96,016	193,725
Interest Expense	8,504	9,069
Net Income	87,512	184,655

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	87,512	184,655
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	(5,498)	5,400
Inventory	21,625	(28,125)
Accounts Receivable	-	28
Other	(259)	(3,808)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	15,868	(26,504)
Net Cash provided by Operating Activities	103,380	158,151
FINANCING ACTIVITIES		
Loan Proceeds	217,200	66,417
Payments on Loans	(60,393)	(61,527)
Distributions	(209,257)	(154,355)
Net Cash provided by Financing Activities	(52,450)	(149,465)
Cash at the beginning of period	19,378	10,691
Net Cash increase (decrease) for period	50,929	8,686
Cash at end of period	70,307	19,378

Statement of Changes in Member Equity

	Retained Earnings	Total Member Equity
Beginning Balance at 1/1/19	(54,713)	(54,713)
Net Income	184,655	184,655
Distributions	(154,355)	(154,355)
Ending Balance 12/31/2019	(24,412)	(24,412)
Net Income	87,512	87,512
Distributions	(209,257)	(209,257)
Ending Balance 12/31/2020	(146,157)	(146,157)

Cut Buddy, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Cut Buddy, LLC ("the Company") was originally formed in Florida on September 21st, 2015 before re-incorporating in Delaware on August 28th, 2017. The Company earns revenue through the sale of multiple male grooming products, accessories, and kits.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

The Company also earns revenues from royalties on the sales of its products facilitated by 3rd parties. The royalty agreements call for varying percentages of sales consummated by 3rd parties or for settlement payments as a result of patent infringement lawsuits. The Company's performance obligation is satisfied through the passage of time as the company permits use of its intellectual property.

Revenue	2020	2019
Sales	414,327	392,111
Royalties	270,121	135,788
Other	6,000	-
Total Income	690,447	527,898

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company is a party to a royalty agreement where it uses intellectual property in exchange for 10% of sales from certain of the Company's products. Royalties totaled $20k and $13k for the years ended 2020 and 2019 respectively and are included in cost of revenue.

NOTE 5 – DEBT

In April 2020, the Company entered into an Economic Disaster and Injury Loan (EIDL) for $217,200 with an interest rate of 3.75% and maturity date of April 2050. This loan is secured by all tangible and intangible property. The balance of this loan was $217,200 as of December 31, 2020.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	4,108
2022	4,264
2023	4,427
2024	4,596
2025	4,771
Thereafter	195,034

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 14, 2021, the date these financial statements were available to be issued.

In March 2021, the Company entered into a loan agreement with PayPal for $80,000 with an interest rate of 12.09% and maturity date of March 2022. This loan is secured by the PayPal's right to withdraw funds from the Company's bank accounts up to any unpaid amount.

In March 2021, the Company entered into a loan agreement with Amazon for $37,000 with an interest rate of 10.99% and maturity date of March 2022. This loan is secured inventory, the Company's seller account, and tangible and intangible property.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.



THE CUT
BUDDY

MAKING HAIRCUTS EASY

       



Joshua Esnard   Joshua@thecutbuddy.com   (607)351-0552
Jason Battle   Jason@thecutbuddy.com   (910)547-0940



"Making Haircuts Easy"

The Cut Buddy's mission is to make haircuts and grooming easier for all customers. Our tools are made for the millions of people around the world that fear or struggle to cut their hair. Everyone grows hair, but not everyone can afford to pay a professional. The Cut Buddy wants to make personal grooming affordable while also giving users the confidence and ability to do it themselves. Additionally, many people have dexterity issues making haircuts a literal pain. Our affordable tools reduce error rates and take the headache out of cutting hair.

We make haircuts easy!
Joshua Esnard - CEO/Founder



Social Mission:
SHAVE AND SAVE

Part of proceeds of each unit goes toward veteran mental health and dexterity disabilities



NMSDC



THE PROBLEM

For too long the haircut industry has not innovated around the multicultural and disabled consumer. When you look at shelves, you see the exact same haircutting tools in differently designed packages made to appeal to various racial/ethnic demographics. *This ends now!* You literally get the same accessories in kits for dogs as you do for people of different ethnicities. For example, an African American consumer needs different tools than a dog to confidently cut their hair!



As a company, *The Cut Buddy* aims to be innovative while addressing the wider issue of creating affordable products and kits that make cutting and styling your own hair easy. Each item will address specific needs for those using the product. We will not simply swap out the model on the packaging, we will make the product for the need. Our products will include shaping guides, clippers, trimmers, and other accessories to make a home haircut easy!






- New inventions for personal grooming
- Innovative and affordable hair clippers, shavers and accessories that target multicultural users and users with disabilities but can be used by anyone
- Affordable hair trimmer kits designed for different skill levels
- After haircut care products like washes, lotions, and oils.
- Hair enhancement tools that are current with barbering trends but can be used at home
- Build a learning community for mastering haircuts and grooming at home








GROWTH/SCALE PHASE INITIATIVE OVERVIEW

50%	30%	10%	5%	5%
				
E-Commerce	Big Box Retail AND BEAUTY DISTRIBUTORS	Education Application Build Pod-Cast Build	Government Contract Schedules	PHASE 1 International Expansion



DIRECT WEBSITE SALES



E-COMMERCE GROWTH



REVENUE POTENTIAL
WITH FUNDING:
$5 Million Yearly

NEW FOCUS

Online marketing push towards our website.
Higher Price and Higher Margin SKUS

Retarget / Replenish Items
and Subscription Model

SOFT LUANCH RESULTS

We launched these items in August 2021 with limited inventory.

SALES INCREASE ↑ 505%
2 WEEKS

Online store sessions	View report
12,518	↑236%

| Visitors | 11,784 | ↑ 266% |





E-COMMERCE GROWTH



REVENUE POTENTIAL WITH FUNDING:

$11 Million Yearly

ORIGINAL FOCUS

- Top 1% of Haircut Tools Category for 5 Years
- 3 Licensing Partners who are Top 1% for 5 years
- Yearly potential is $1 Million Gross



NEW FOCUS

- Higher Price and Higher Margin Kits
- Optimizing Listings and Running Amazon Ad Campaigns
- Better Quality and Value at Lower Price than Competitors

ROTARY SHAVER

CLIPPER KIT





amazon

THE CUT BUDDY

E-COMMERCE GROWTH

ROTARY SHAVERS

Revenue Potential

$500,000 Monthly / $6 Million Yearly



SHAVE CREAM

Bald Buddy Rotary Shaver

Retail $69.99

Margin $49.99

Competitors on Amazon

Title	Monthly Revenue	Price	Unit Margin
Andis 17150(TS-1) Pro Foil Lithium Titanium Foil Shaver, Cord/Cordless, Gray	$807,046.83	$57.99	$46.05
Skull Shaver Pitbull Gold PRO with US USB Adapter	$522,122.53	$109.99	$88.73
Skull Shaver Pitbull Silver PRO Electric Razor	$393,436.28	$89.99	$71.71
Skull Shaver Pitbull Platinum PRO Electric Razor	$282,585.87	$199.99	$164.82
AidallsWellup Menâ€™s 5-in-1 Electric Head Shaver for Bald Men	$180,202.23	$54.99	$41.95
Electric Razor for Men - Upgrade 5 in 1 Shavers for Men	$176,155.95	$39.99	$29.24
Menâ€™s 5-in-1 Electric Shaver & Grooming Kit by AsaVea	$142,821.43	$49.99	$37.70
Head Shaver, Teamyo Head Shavers for Bald Men	$106,192.71	$41.99	$30.94

Source on competitors: Viral Launch

CLIPPER KITS

Revenue Potential

$410,000 Monthly / $5 Million Yearly



35 - Piece Beginners Clipper Kit

Retail $74.99

Margin $35.00

Competitors on Amazon

Title	Monthly Revenue	Price	Unit Margin
Wahl Color Pro Cordless Rechargeable Hair Clipper & Trimmer	$775,099.00	$28.34	$19.29
Wahl Corded Clipper Color Pro Complete Hair Cutting	$401,580.23	$34.99	$24.56
SUPRENT Hair Clippers for Men, Cordless Hair Cutting Kit & T-Blade Trimmer Kit	$200,702.64	$69.98	$54.28
Ufree Hair Clippers for Men + T-Blade Trimmer Kit,	$199,460.43	$58.89	$44.92
Manicure Set Nail Clippers Pedicure Kit	$179,228.88	$10.96	$6.12
Wahl Clipper Self-Cut Compact Personal Haircutting Kit	$164,753.38	$44.99	$33.03
WAHL, Clipper Pro Series Platinum Haircutting Combo Kit	$127,087.29	$99.99	$78.88
SURKER Mens Hair Clippers Cord Cordless Hair Trimmer Professional Haircut	$112,997.43	$45.99	$35.78

Source on competitors: Viral Launch



BIG BOX RETAIL + DISTRIBUTORS

CURRENT CLIENTS



Our Shaper is currently in
2700 Walmart Stores Nationwide
Award 500 more stores for 2022



April 2022
Our Shaper awarded
600 Target Stores



FUTURE CLIENTS







BEAUTY STORES
NATIONWIDE
INTERNATIONAL





REVENUE POTENTIAL WITH FUNDING: $11.8 Million Yearly

BIG BOX RETAIL + DISTRIBUTORS





Shaver Awarded Stores in 2022 and 2023

Potential Yearly Gross Revenue from small launch at <u>WALMART</u> :

$2,100,000

NEW FOCUS

- Offer Bald Buddy Shaver in at least 5 Big Box Stores from 2022 – 2025
- Have Cut Buddy Shaper in every major outlet that offers beauty tools.
- International store distribution
- Begin offering replenishable items in stores by 2024 (shaving cream, aftershave, ingrown hair solutions, rotary heads, Barber pencils, blades)













REVENUE POTENTIAL WITH FUNDING:
$2 Million Yearly

GOVERNMENT CONTRACTS

NEW MARKET EXPANSION

GSA and SAM schedules for Government Contracts is an untapped market. Only 3 companies have had monopoly on this market for last 15 years. As a minority company we can get priority bid opportunities for supplying prisons, hospitals, and military.

IDEAL ITEMS:

Shaving Cream, Combs, Brushes, Soap, Lotion, Razors, Shavers, Clippers.





THE CUT BUDDY

PHASE 1 - INTERNATIONAL



- Use ULTRA distribution to get international awards
- Build our listing on Amazon International Markets
- Ecommerce focus on Canada, Europe, South America, Caribbean, and Africa
- Create learning communities in Africa and Caribbean. New barbers learn how to use tools to make income.

CROSS WORLD AFRICA *CWA BARBER PROJECT*

This year CWA trained 6 new barbers (3 in Iten and 3 in Kisumu), which follows-up on 10 Barbers we trained in Kenya last year. In addition to being trained by an experienced Kenyan Barber, CWA provided each trained Barber with a Barber Equipment kit with essential Barber tools. The tools of this trade will enable young men and women to jump-start their own business.

In an effort to pay it forward, all barbers that graduate from the CWA Barber Project are encouraged to give back to the community and provide free haircuts to kids at the YMCA in their spare time.

CWA would like to extend special thanks to Joshua Esnard, CEO of CutBuddy. Joshua graciously donated innovative CutBuddy equipment that was included in each equipment kit that our new barbers received.



The Cut Buddy participated in a barber project in Africa for 3 Years.

REVENUE POTENTIAL WITH FUNDING:
$3 Million Yearly

- Hire more influencers in international areas
- E-commerce Ads focused to international clients
- Find favorable shipping prices overseas to avoid large duties and customs
- Foreign government supply contract opportunities



MARKETING BUDGET USAGE



- Content creation – pictures, videos, etc
- Develop an app to teach beginners how to cut hair
- Weekly vlog and podcast on entrepreneurship and grooming
- Retargeting emails and customer support
- Signing on an A-list celebrity
- NIL Athlete Sponsorships
- Major Increase in ad spend on Social Media and Google
- Grooming Micro Influencer Marketing
- Media Coverage (Black Enterprise, Forbes, GQ, ABC, Shark Tank, NPR, HGTV)
- Sports event placements (MMA, Swim Meets, Hockey, Football)
- College Tour Pop Up Shops
- Hair and Beauty Shows
- Charity Social Campaign
- Guerilla marketing strategies – shock videos and innovative product placements



INVESTMENT OPPORTUNITY

Equity (SAFE)

SEED Round: $500,000

Valuation Cap: $5,000,000

Discount: 10%

Equity Trigger: $1,000,000

Use of Funds:

- Branding: Marketing and Social media
- Manufacturing and Inventory Discounts
- Full-time Employees
- International Expansion
- New Product Development
- Logistics and Fulfillment
- Physical Location/Warehouse
- Intellectual Property and Legal



THE CUT BUDDY

GROSS SALES ESTIMATES

Year 1 (2021)	Year 2 (2022)	Year 3 (2023)	Year 4 (2024)	Year 5-7 (2025-2027)
$1 Million	$12 Million	$30 million	$100 million	$200 million
• Walmart Launch nationwide with 1 SKU and online with Clipper Kit • Marketing Overhaul (Facebook, Google, Insta) • Major influencer campaign • Lite Launch Bald Buddy Rotary Shaver, Rotary Heads and Shaving Cream • Increase amazon and website sales with Ads and brand page building • Create new copy and video assets • Grow relationship with Walmart and Target • Grow sales for 35-Piece Clipper Kit • Friends and Family Round • Find venture investment	• New products launched online • New products accepted into retail • Expand Walmart relationship to offer Bald Buddy • Walmart store increase for Shaper • Target store placement of Bald Buddy Online • Infringement settlement Fromm and Cremo • Increased social media marketing budget • Increase sales on clipper kit • Add on influencers for Bald Buddy • Win 1-5 government contracts • Find international distributor • Community build through educational app and program	• New retail partners added like CVS, Walgreens, Target, AAFES, other retail outlets • Wholesale and distributor client growth • International growth into Canada, Europe and Africa • Smaller Manufacturing costs based on higher unit orders • Bring on celebrity brand face • Focus on growing replenishment and subscription • Retargeting of customers for replenishments • Attend expos for beauty	• 5 big box retailers sign on to at least 1-3 products nationwide on shelves • Amazon best seller list ranking for 3 SKUs. (Cut Buddy, Bald Buddy, Beginner Kit) • Online store doing $5 million in yearly revenues from Facebook, Google, Instagram campaigns • Amazon doing $11 million in yearly revenues • Retail and distribution doing $12 million yearly revenue fueled by Bald Buddy Shaver • TV and/or Sports advertising campaigns • Grow Social Mission	• Begin company acquisition exit planning for year 7 • Permanent retail shelf spaces in 5 big box stores • Amazon best seller rankings on 5 SKUs • Subscription model growth to website for replenish goods • Lowest manufacturing cost • Think about possible franchise license for salon/barber schools • Control market share on government contracts in grooming • Reach over 2 million users of Bald Buddy • Reach of 1 million users of Beginners Kit • Reach 5 million users of shaper tools • License other patents not related to Cut Buddy focus



SIMILAR VALUATIONS

Valuations of Similar Start Up Brands



MANSCAPED

REFINING THE GENTLEMAN

$500 Million (5x revenue)

Valuation

in 5 years

They do not own any IP

Primarily serve white

demographic

CREMO®

Astonishingly Superior

$240 Million

Acquired by

Edgewell in 2020

They do not own any IP

Primarily serve white

demographic



BEVEL

Raised $30 Million

Without a product on Shelf.

Launched and sold to P&G

Within 5 years.

Serves Multicultural

Not "Affordable"



Brand Positioning Map

Diverse User
(Multicultural /Disability)

Affordable

Expensive

andis

QEVEL

THE CUT BUDDY

MANSCAPED

CONAIR

BRAUN

WAHL
PROFESSIONAL

NORELCO

White
Demographic



 

CEO	COO/CFO	Chief Strategy Officer
Joshua Esnard	**Jason Battle**	**Alex Kresovich**
Current CEO	Former Goldman Sachs Vice	PH.D Fellow UNC – Chapel Hill
The Cut Buddy LLC	President	Platinum Music Producer

ADVISORY TEAM

      

Denise Woodard	**Calvin Quallis**	**Payton Anderson**	**Bruce Boehm**	**Jan L. Davis**	**Daymond John**	**Alfred Edmond**
Partake	Scotch Porter	Blackstone Entrepreneurs Network	CoFounders Capital	Davis Growth Partners, LLC	Shark Group	SVP/Executive Editor-at-Large of Black Enterprise





THE CUT BUDDY



PRODUCT COMPARISONS

at $75 price point



THE CUT BUDDY

Travel bag, cordless clipper, cordless, trimmer, wet brush, wood brush, guards, 10-piece nail kit, travel comb, pencil, razor





VS



Missing: 2 brushes, 10-piece nail kit, shaping tool, razor, pencil, not cordless



Missing: clipper, 2 brushes, 10-piece nail kit, shaping tool, razor, pencil, combs, travel bag
This kit is not for multicultural



Missing: 2 brushes, 10-piece nail kit, shaping tool, razor, pencil, clipper not cordless



Missing: 2 brushes, 10-piece nail kit, shaping tool, razor, pencil, combs, travel bag
This kit is not for multicultural

THE CUT BUDDY

COMPETITIVE ADVANTAGE

We own all relevant patents to this template industry. We have relationships with competitors/infringers for royalty payments and other legal tools.

We own:

- 2 Design Patents
- 3 Utility Patents


United States Design Patent


United States
Patent Application Publication
Aug. 18, 2016

We also own or manage other patents in the haircut and grooming industry.







Shark Tank Season 9, 10, 12

The Cut Buddy retained all their original equity.

Daymond wanted to team up because he saw the potential for a great licensing deal and after securing a strong deal for The Cut Buddy, we mutually agreed that Daymond had fulfilled his role and The Cut Buddy should continue to pursue other opportunities.

 +

TOP 1% ranked on Amazon Beauty for 5 Years

Amazon Beauty has over 200,000 products



BSR 30

November 2019 - November 2020

Sales in Trailing 12 Months







Organic Viral Video from 2016

VIRAL VIDEO
12 Million
Combined Organic Views


Watch

https://www.facebook.com/wetalapp/videos/969363703153258/


Wetal
March 5
For more information follow 360waveProcess - Rashaad
www.facebook.com/360WaveProcess
Original video is here : https://youtu.be/fyvT1u7XU28
If you wanna buy clic here : http://amzn.to/1LG35QO
#thecutbuddy #haircut #lineup #hairstyle #360waveprocess
0:21
10M Views
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Top Comments

POST-MONEY VALUATION CAP

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

THE CUT BUDDY

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of Safe], [Company Name], a [State of Incorporation] corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

This Safe is one of the forms available at http://ycombinator.com/documents and the Company and the Investor agree that neither one has modified the form, except to fill in blanks and bracketed terms.

The "**Post-Money Valuation Cap**" is $5,000,000. See **Section 2** for certain additional defined terms.

1. *Events*

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"Capital Stock" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

* Includes all shares of Capital Stock issued and outstanding;
* Includes all Converting Securities;
* Includes all (i) issued and outstanding Options and (ii) Promised Options; and
* Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

The Cut Buddy

By:_____
       [name]
       [title]

Address:_____

_____

Email:_____

INVESTOR:

By: _____

Name:_____

Title:_____

Address:_____

_____

Email:_____

Contact

jesnard@gmail.com

www.linkedin.com/in/joshuaesnard
(LinkedIn)
thecutbuddy.com (Company)
joshuaesnard.com (Personal)

Top Skills

Music Production
Entertainment
Music

Languages

Spanish

Honors-Awards

7 under 30 FSU

Patents

hair grooming guide
hair grooming guide

Joshua Esnard

As Seen on Shark Tank Season 9 - The Cut Buddy and Co-Owner at
Truffletopia - Truffle Imports and Farm
Pittsboro

Summary

A native of the small Caribbean island of St. Lucia, Joshua Esnard
is a classic example of the American Dream. Since immigrating as
a young child, Joshua Esnard has grown from humble beginnings
to a wildly successful entrepreneur with over $1 million in global
product sales in less than two years of business operation. After
being featured in Forbes, GQ, and Black Enterprise and landing
a deal with Daymond John on Shark Tank, Esnard has become
a highly sought after entrepreneurial, business, and motivational
speaker and consultant.

As an experienced and entertaining business speaker with over
ten years of business and motivational speaking and consulting
expertise, Joshua shares the strategies that helped him go from an
immigrant with a dream to an entrepreneurial success in the United
States. As the Inventor and CEO of The Cut Buddy, in less than
two years Joshua Esnard has seen his company transform from a
garage business to a viral success and industry leader in the beauty
sector with a multi-million dollar valuation.

Joshua shares with audience members his successful strategies
for entrepreneurs and businesses alike with his expertise and
experience in critical business functions including: the invention and
patent process, team building, strategic production and distribution,
market research and development, intellectual property enforcement,
and innovative marketing strategies to help your product go viral.

As a motivational speaker, Joshua's immigrant success story of
childhood wonderment, innovation, determination, sacrifice, and
perseverance as well as the entertaining and personable way he
communicates it will inspire and motivate any audience.

Joshua Esnard and his college friends recently launched Truffletopia
in North Carolina. They have relations with over 400 truffle hunters in

Europe. They import fresh truffles from Italy. They have also started a small Truffle farm in Pittsboro. Chefs and foodies looking for fresh should contact Joshua! truffletopia.com

_____

Experience

Truffletopia
Co-Owner
January 2018 - Present (3 years 9 months)
Pittsboro, North Carolina, United States

Truffletopia provides the freshest and top quality truffles from Europe. We have the best price in North Carolina due to our large hunter network. We also have truffle products like cheese, all natural oil, and other infused products. We also have an agri-tourism farm in Pittsboro, North Carolina.

Joshua Esnard
Inventor | Business Strategist | Entrepreneurial Expert | Motivational Speaker
May 2015 - Present (6 years 5 months)
Raleigh-Durham, North Carolina Area

For more info visit: JoshuaEsnard.com

The Cut Buddy
Inventor & CEO
May 2015 - Present (6 years 5 months)

As seen on Shark Tank!

The Cut Buddy is a patented DIY maintenance edge-up, line-up, and shape-up template tool for beards and haircuts. This guide works in conjunction with hair clippers, disposable razors or a straight razor so users can reduce hair-cutting errors and ensure they have professional barber-quality beard and hairlines.

Amazon #1 Best-Seller in the United States and Canada.

Featured in: GQ, Forbes, ABC News, The Today Show, NPR, Black Enterprise, Univision, the Huffington Post, etc.

TheCutBuddy.com

Facebook, Twitter, and Instagram: @TheCutBuddy

Broward College
Coordinator for Professional Development & Training
January 2010 - April 2016 (6 years 4 months)
Miami/Fort Lauderdale Area

Professional Development/Training Expert.

Responsibilities included:
- Leading educational seminars and workshops
- Speaking at large programs and events
- Facilitation of cross-functional group work
- Design of marketing materials
- Search committee and college committee participation
- Budget-planning

Named 'Emerging Leader' by Broward College President.
Graduated from selective President Leadership Academy.

Education

Florida State University
BS, Finance · (2004 - 2008)

Ithaca High School
· (2000 - 2004)

Contact

jasonbattle12@gmail.com

www.linkedin.com/in/jason-
battle-22aa0961 (LinkedIn)

Top Skills

Windows

Research

Teaching

Jason Battle

Vice President at Goldman Sachs

Greater Chicago Area

Experience

Goldman Sachs

9 years 3 months

Vice President

January 2015 - September 2018 (3 years 9 months)

Greater Chicago Area

- Sales coverage for clients with a wide range of fixed income investment
strategies involving global macro, credit and interest rate products
- Focus on sourcing funding for levered accounts (hedge funds/REITS) on
liquid and illiquid

products through repurchase agreements, total return swaps, lending facilities
and other structures
- Cover accounts looking to provide funding on collateralized trades
- Assist clients with short term cash management using Treasury Bills/Notes,
Commercial

Paper, Corporate bonds and other short term debt instruments

Associate

July 2009 - January 2015 (5 years 7 months)

Education

Cornell University

Bachelor's Degree, Finance, General · (2005 - 2009)

Contact

www.linkedin.com/in/alex-kresovich-a7072499 (LinkedIn)

Alex Kresovich

Ph.D. Candidate & Roy H. Park Doctoral Fellow at the University of North Carolina at Chapel Hill
Raleigh-Durham-Chapel Hill Area

Experience

University of North Carolina at Chapel Hill
Roy H. Park Doctoral Fellow
August 2018 - Present (3 years 2 months)
Chapel Hill, NC

Recipient of the Roy H. Park Fellowship at UNC - Chapel Hill.

Dissertation Co-Chairs: Dr. Seth Noar & Dr. Francesca Dillman Carpentier

Research Focus: The influence of celebrity pop music artists who reference anxiety, depression, and suicidal ideation in their music on the mental health attitudes and behaviors of U.S. youth.

The Cut Buddy
Partner & Chief Strategy Officer
March 2016 - Present (5 years 7 months)
Raleigh-Durham, North Carolina Area

As seen on Shark Tank and featured in Forbes and GQ. Over 1,000,000+ units sold with revenues exceeding 5M+ in first five years of operation.

Awards include:
-#1 Best Seller on Amazon in Category (United States & Canada)
-#1 New Release on Amazon in Category (United States & Canada)

Brookfield Road
Music Producer & Songwriter
May 2012 - Present (9 years 5 months)
Greater Los Angeles Area

Billboard #1 and RIAA-Platinum Certified music producer and songwriter.

Collaborated with numerous GRAMMY winners and nominees including Panic! at the Disco, Cee Lo Green, X Ambassadors, Kanye West's G.O.O.D. Music, Kid Ink, MAX, Niykee Heaton, Ingrid Andress, Jared Leto (30 Seconds to Mars), King Los, Sonny Digital, Hue Strother (Drake, H.E.R.), Emily Warren (Dua Lipa, Shawn Mendes, The Chainsmokers), and Vincent Berry II (Beyonce, Kanye West, Justin Bieber) among many others.

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

The Cut Buddy LLC
760 Redgate Road, Pittsboro, NC 27312

Ladies and Gentlemen:

The undersigned understands that The Cut Buddy LLC, a Limited Liability Company organized under the laws of North Carolina (the "Company"), is offering up to $1,070,000.00 of Cut Buddy SAFE Units of SAFE (Simple Agreement for Future Equity) (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated October 15, 2021 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 9 a.m. New York time on April 15, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Fund America (the "Escrow Agent") from the undersigned by [wire transfer] of immediately available funds or other means approved by the Company at least [two] days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. [The Company shall deliver certificates representing the Securities to the

1

undersigned at the Closing bearing an appropriate legend referring to the fact that the Securities were sold in reliance upon an exemption from registration under the Securities Act.] [The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.]

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of North Carolina, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Seed At The Table, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Seed At The Table or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Seed At The Table nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Seed At The Table nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the [LOCATION], which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of [STATE], without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	760 Redgate Road, Pittsboro, NC 27312 E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]
with a copy to:	Attention: Joshua M. Diver E-mail: jdiver@smithlaw.com
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

The Cut Buddy LLC
By_____ Name: Title:

Made mainstream music debut in 2011 by winning the 2K Sports/Duck Down Records National Producer Contest resulting in production of the main theme for the NBA 2K12 video game ("The Return"/"Now's My Time" by D.J.I.G.).

In 2010, produced the acclaimed 'Gold N Fly: 007' mashup mixtape using the music from the 'Goldeneye' Nintendo 64 video game.

Licensing syncs include the NFL Draft, NFL Sunday Countdown, NFL Monday Night Football, the Indianapolis 500, Fox Sports LA (Los Angeles Angels), and NBA All-Star Saturday Night.

Island Def Jam Music Group
Intern - A&R Department
May 2007 - July 2007 (3 months)
Greater New York City Area

A&R Intern for Lenny "Lenny S." Santiago.

Island Def Jam Music Group
Intern - Publicity Department
May 2006 - July 2006 (3 months)
Greater New York City Area

Publicity Intern for Laura Swanson, Gabriel Tesoriero, Jana Fleishman, and Adesina Dowers.

Education

Cornell University
Bachelor's Degree, Communication, General · (2005 - 2008)

The University of Georgia
Master's Degree, Mass Communication/Media Studies · (2010 - 2012)

University of North Carolina at Chapel Hill
Doctor of Philosophy - PhD, Health Communication · (2018 - 2022)